UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Mitel Networks Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60671Q104

(CUSIP Number)

Francisco Partners GP II, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, California 94129

Attention: Benjamin Ball

Telephone: (415) 418-2900

with a copy to:

Steve Eisner

Francisco Partners Management, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, California 94129

Telephone: (415) 418-2900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 10, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 60671Q104	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco I, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 4,111,306*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 4,111,306*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,111,306*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%**
14.	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arsenal Holdco II, S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,594,865*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,594,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,865*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%**
14.	Type of Reporting Person (See Instructions) OO

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 4,173,776*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 4,173,776*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,173,776*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 4,173,776*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 4,173,776*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,173,776*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management (Cayman) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 4,173,776**
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 4,173,776**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,173,776**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%**
14.	Type of Reporting Person (See Instructions) CO

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 7 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners Parallel Fund II, L.P. 20-4495943
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,595,723*
	9.	Sole Dispositive Power 1,595,723
	10.	Shared Dispositive Power 1,594,865*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,595,723*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 8 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II, L.P. 20-2134312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,595,723*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,595,723*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,595,723*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

CUSIP No. 60671Q104	Page 9 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Francisco Partners GP II Management, LLC 20-3134326
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,595,723*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,595,723*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,595,723*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3%**
14.	Type of Reporting Person (See Instructions) PN

*	See Item 5.
**	Based on 118,247,291 common shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on July 28, 2017.

Page 10 of 13 Pages

This Amendment No. 7 to Schedule 13D is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Arsenal Holdco I, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal I”), (2) Arsenal Holdco II, S.a.r.l., a Luxembourg societe a responsabilite limitee (“Arsenal II”), (3) Francisco Partners II (Cayman), L.P., a Cayman exempted limited partnership (“FP II Cayman”), (4) Francisco Partners GP II (Cayman), L.P., a Cayman exempted limited partnership (“FP GP II Cayman”), (5) Francisco Partners GP II Management (Cayman) Limited, a Cayman exempted company (“FP Management Cayman”), (6) Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FP Parallel Fund”), (7) Francisco Partners GP II, L.P., a Delaware limited partnership (“FP GP II”), and (8) Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FP Management”), to supplement and amend the Schedule 13D filed on behalf of the Reporting Persons. Each item below amends and supplements the information disclosed under the corresponding item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning.

In connection with the Distribution (described below), the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Shares. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On August 10, 2017, Arsenal I and Arsenal II distributed 2,170,262 and 829,738 Common Shares, respectively, to their investors (the “Distribution”). No cash or other consideration was exchanged in connection with the Distribution.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

The following disclosure assumes there are 118,247,291 Common Shares outstanding, which the Company represented in its Quarterly Report on Form 10-Q filed on July 28, 2017 as the number of Common Shares outstanding as of July 21, 2017.

Pursuant to Rule 13d-5 of the Exchange Act, by reason of the relationships described herein and in the Schedule 13D, immediately following the Distribution, the Reporting Persons may be deemed to share beneficial ownership of an aggregate of 5,769,499 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute approximately 4.9% of the outstanding Common Shares. The filing of this Statement shall not be construed as an admission that any Reporting Person beneficially owns those shares held directly by any other Reporting Person, and the Reporting Persons hereby disclaim such beneficial ownership.

Immediately following the Distribution, Arsenal I directly owns 4,111,306 Common Shares and FP II Cayman directly owns 62,470 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute in the aggregate approximately 3.5% of the outstanding Common Shares. FP II Cayman is the sole member of Arsenal I, FP GP II Cayman is the general partner of FP II Cayman, and FP Management Cayman is the general partner of FP GP II Cayman. As a result of these relationships, FP II Cayman may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I, and FP GP II Cayman and FP Management Cayman may be deemed to share voting and dispositive power of the Common Shares beneficially owned by FP II Cayman. Each of FP II Cayman (except for the Common Shares held directly by FP II Cayman), FP GP II Cayman and FP Management Cayman expressly disclaims beneficial ownership of any Common Shares, except to the extent of its pecuniary interest therein.

Immediately following the Distribution, Arsenal II directly owns 1,594,865 Common Shares and FP Parallel Fund directly owns 858 Common Shares, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, would constitute in the aggregate approximately 1.3% of the outstanding Common Shares. FP Parallel Fund is the controlling member of Arsenal II, FP GP II is the general partner of FP Parallel Fund, and FP Management is the general partner of FP GP II. As a result of these relationships, FP Parallel Fund may also be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal II, and FP GP II and FP Management may be deemed to share voting and dispositive power of the Common Shares beneficially owned by FP Parallel Fund. Each of FP Parallel Fund (except for the Common Shares held directly by FP Parallel Fund), FP GP II and FP Management expressly disclaims beneficial ownership of any Common Shares, except to the extent of its pecuniary interest therein.

Page 11 of 13 Pages

The above does not include an additional 327,520 Common Shares issuable upon exercise of director options issued to an affiliate of the Reporting Persons, and 82,405 shares of Common Stock held by an affiliate of the Reporting Persons, 52,405 of which were issued upon exercise of director options and 30,000 of which were issued upon vesting of restricted stock units. This Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares, and the Reporting Persons hereby disclaim such beneficial ownership.

Francisco Partners Management, L.P. is an investment adviser that provides investment management services to FP Management Cayman and FP Management. Mr. Dipanjan Deb, Mr. Ezra Perlman, Mr. David Golob, and Mr. Keith Geeslin are the members of the Investment Committee of Francisco Partners Management, L.P. As such, pursuant to Rule 13d-5 of the Exchange Act, each of these individuals may be deemed to share voting and dispositive power of the Common Shares beneficially owned by Arsenal I and Arsenal II.

Each of these individuals expressly disclaims such beneficial ownership.

The filing of this Amendment to Schedule 13D shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.

Page 12 of 13 Pages

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2017

ARSENAL HOLDCO I, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

ARSENAL HOLDCO II, S.A.R.L.

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Manager

FRANCISCO PARTNERS II (CAYMAN), L.P.
By: FRANCISCO PARTNERS GP II (CAYMAN),
L.P., its General Partner
By: FRANCISCO PARTNERS GP II
MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II (CAYMAN), L.P.
By: FRANCISCO PARTNERS GP II
MANAGEMENT (CAYMAN) LIMITED, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS GP II MANAGEMENT (CAYMAN) LIMITED

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Director

FRANCISCO PARTNERS PARALLEL FUND II, L.P.
By: FRANCISCO PARTNERS GP II, L.P., its General Partner
By: FRANCISCO PARTNERS GP II MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

Page 13 of 13 Pages

FRANCISCO PARTNERS GP II, L.P.
By: FRANCISCO PARTNERS GP II
MANAGEMENT, LLC, its General Partner

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member

FRANCISCO PARTNERS GP II MANAGEMENT, LLC

By:	/s/ Benjamin Ball
Name:	Benjamin Ball
Title:	Managing Member